SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1*)

                       NUCENTRIX BROADBAND NETWORKS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    670198100
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                                 (CUSIP Number)
                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2500
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 April 19, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 24.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 670198100
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1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
5)   Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
     Items 2(d) or 2(e):
                                 Not Applicable

________________________________________________________________________________
6)   Citizenship or Place of Organization:           United States
________________________________________________________________________________
     Number of                          7) Sole Voting Power:             *
     Shares Beneficially                8) Shared Voting Power:           *
     Owned by
     Each Reporting                     9) Sole Dispositive Power:        *
     Person With:                      10) Shared Dispositive Power:      *

________________________________________________________________________________

11) Aggregate Amount Beneficially Owned by Each Reporting Person:      999,366*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):                               Not Applicable

________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):      10.0%*
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14)  Type of Reporting Person (See Instructions):       IA, IN
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* Cerberus Partners, L.P. ("Cerberus") is the holder of 231,200 shares of common stock of Nucentrix Broadband Networks, Inc. (the "Company"); Cerberus International, Ltd. ("International") is the holder of 463,500 shares of common stock of the Company; Cerberus Institutional Partners, L.P. ("Institutional") is the holder of 66,466 shares of common stock of the Company; and certain private investment funds (the "Funds") in the aggregate are the holders of 238,200 shares of common stock of the Company. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Institutional and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 999,366 shares of common stock of the Company, or 10.0% of those issued and outstanding. See Item 5 for further information.

Item 5.   Interest in Securities of the Issuer.

          Based upon information provided by the Company, as of April 19, 1999, there were issued and outstanding 10,000,000 Shares. As of such date, (i) Cerberus was the holder of 231,200 Shares, (ii) International was the holder of 463,500 Shares, (iii) Institutional was the holder of 66,466 Shares and (iv) the Funds in the aggregate were the holder of 238,200 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Institutional and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 999,366 Shares, or 10.0% of those issued and outstanding.

          Since the filing of the Schedule 13D by Mr. Feinberg as of April 15, 1999, the only transactions in Shares by Mr. Feinberg, or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were as follows (each of which were effected in an ordinary brokerage transaction):

                           I. Cerberus Partners, L.P.

                                   (Purchases)

                                      NONE

                                     (Sales)

      Date                           Quantity                        Price

  April 16, 1999                       2,600                        $34.95
  April 19, 1999                      22,000                         34.97


                        II. Cerberus International, Ltd.

                                   (Purchases)

                                      NONE

                                     (Sales)

     Date                            Quantity                        Price

  April 16, 1999                       3,800                        $35.00
  April 16, 1999                       1,400                         34.95
  April 19, 1999                      45,000                         34.97

                   III. Cerberus Institutional Partners, L.P.

                                   (Purchases)

                                      NONE

                                     (Sales)

     Date                            Quantity                        Price

  April 16, 1999                         800                         $35.00
  April 19, 1999                       6,400                          34.97


                                  IV. The Funds

                                   (Purchases)

                                      NONE

                                     (Sales)

    Date                             Quantity                         Price

  April 16, 1999                     2,700                           $34.95
  April 19, 1999                    23,000                            34.97

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            April 28, 1999


                                            /s/   Stephen    Feinberg
                                            ______________________________
                                            Stephen Feinberg, in his capacity as
                                            the managing member   of    Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            each  of   Cerberus   International,
                                            Ltd.,     Cerberus     Institutional
                                            Partners, L.P. and the Funds



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).